November 5, 2007
Ms. Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

RE:	Eagle Rock Energy Partners, L.P. (the “Company” or “Eagle Rock”) Amendment No. 2 to Registration Statement on Form S-1 Filed October 2, 2007 File No. 333-144938
Dear Ms. Parker:
     Thank you for the comments included in your letter dated October 29, 2007. I am providing the enclosed responses on behalf of the Company. Each of your comments is reproduced below, with specific responses following each comment.
General
1.	You state in the Form 8-K filed October 26, 2007 that you intend to restate previously issued interim unaudited condensed consolidated financial statements for the three and six months ended June 30, 2007. Please note that these restatements will need to be filed prior to effectiveness of this Form S-1.

Response:

We note your comment. The Form 10-Q/A, which includes our restated financial statements, was filed on November 2, 2007. Additionally, we have filed a Form 8-K/A on November 2, 2007 to restate the first quarter 2007 of acquired business Laser Midstream Energy, L.P. and subsidiaries (“Laser”). The accounting errors that necessitate the restatements occurred within the Laser consolidated group, which became a part of Eagle Rock group upon the completion of our acquisition of Laser in the second quarter 2007.

2.	We note your responses to our prior comments 2 and 3, and that you will be filing another amendment to incorporate by reference the 8-K/A filed October 11, 2007 and the

Anne Nguyen Parker
Securities and Exchange Commission
November 5, 2007

8-K filed October 15, 2007, and to also update the experts section and file the appropriate consents. Please also incorporate by reference, as required, any other later-filed Exchange Act documents, including the amended Forms 10-Q, when available.

Response:

We note your comment and have included references to the Form 8-K/A filed on October 11, 2007 and the Form 8-K filed on October 15, 2007 in our “Incorporation by Reference” section on page 139. We also have included in that section additional later-filed Exchange Act documents that are required to be incorporated by reference, including the Form 10-Q/A and Form 8-K/A both filed on November 2, 2007. Additionally, we have updated our “Experts” section on page 137 to include references to the additional reports provided by the outside auditors for the acquired businesses.

3.	As appropriate, update the disclosure throughout the S-1 for the information incorporated by reference, including without limitation the financial statement information.

Response:

We note your comment and have updated information throughout the document. On page 50, the table under “Selected Historical Financial Data” has been updated to show the effects of the restatement of our second quarter 2007 financial statements as a result of filing Form 10-Q/A on November 2, 2007.

4.	Please tell us why the consents filed by Hein & Associates LLP and BDO Seidman, LLP the Form 8-K/A filed Oct. 11, 2007 “consent to the incorporation by reference in the Prospectus constituting a part of the Registration Statement on Form S-8 (File No. 333-139612).”

Response:

As explained by phone conversation with the Commission on October 30, 2007, both Hein and BDO are consenting in the Form 8-K/A to their report being incorporated by reference into our currently effective S-8 (File No. 333-139612). As we discussed, separate consents have been filed with the S-1/A by both Hein and BDO to consent to the use of their respective reports in our S-1/A (File No. 333-144938).

Anne Nguyen Parker
Securities and Exchange Commission
November 5, 2007

Compensation Discussion and Analysis
Discussion and Analysis of 2006 Executive Compensation, page 78
5.	You state that under the LTIP the G&P Board caused you to grant to Mr. Fitzgerald and Mr. Puckett 10,000 restricted common stock units as a reward for your successful performance and to better align each officer’s overall compensation with the other members of senior management. Describe the measure of your performance you used to make the awards, how that measure was chosen and how the awards align with the compensation of your other management.

Response:

We note your comment and have revised that portion of the disclosure on page 80 to better reflect that the awards were discretionary and part of an overall grant to all employees of Eagle Rock Energy G&P, LLC for completing Eagle Rock’s initial public offering. Below is the text from Amendment No. 2 to Form S-1 with our current revisions based on this comment.

“In addition to the amounts described above, upon becoming a publicly-traded limited partnership, G&P’s Board adopted the 2006 Long-Term Incentive Plan of Eagle Rock Energy Partners, L.P., which we will refer to in this section of the prospectus as the LTIP. The LTIP is described in further detail below. Under the LTIP, the Compensation Committee and the G&P Board caused Eagle Rock to grant to each of Mr. FitzGerald and Mr. Puckett 10,000 restricted common units, which vest annually in equal increments over a three-year vesting period beginning October 2524, 2006 ~~as a reward for the successful performance of Eagle Rock and to better align each officer’s overall compensation with other members of senior management~~. The awards to Messrs. FitzGerald and Puckett were among a large group of awards made to almost all of the employees of Eagle Rock on October 25, 2006 and were intended to serve as a reward for the successful performance of Eagle Rock and for the efforts of the employees in causing a successful consummation of Eagle Rock’s initial public offering, which occurred on October 24, 2006. No formulaic or other particular measure of performance was used by the Committee and the G&P Board to determine these grants. As among the group receiving awards, senior management received a greater number per person than did the rest of the employees. The awards to Messrs. FitzGerald and Puckett were similar in number to those received by other members of senior management. The overall goal of all LTIP awards is to further align the employees with the interests of our public unitholders through shared ownership of Eagle Rock. ~~These awards also align Mr. FitzGerald and Mr. Puckett’s interests with the interests of the public unitholders.~~”

Anne Nguyen Parker
Securities and Exchange Commission
November 5, 2007

Discussion and Analysis of Updates to the Executive Compensation Program for 2007
Base Salary, page 80
6.	You state that for 2007 the Committee has not set specific performance goals and it will continue to evaluate appropriate levels of performance factors and goals as a tool to measure and reward performance, and that the Committee will set appropriate goals and factors for 2008. We note your discussion on page 83 in regard to the changes to Mr. Mills’ salary and other compensation in 2007. State whether during 2007 you have changed the compensation of any of your other named executive officers. In regard to Mr. Mills and any other executive, provide a discussion of how you determined the appropriate level of compensation during 2007. We may have further comments.

Response:

We note your comment and have revised that portion of the discussion on page 83 regarding establishment of Mr. Mills’ salary and other compensation for 2007 to include a discussion of changes in 2007 in the compensation of the named executive officers for 2006. Below is the text from Amendment No. 2 to Form S-1 with our current revisions based on this comment.

“Effective May 1, 2007, in connection with completing the Montierra transaction (see “Certain Relationships and Related Party Transactions —Montierra and Co-Invest Agreement”), Joseph A. Mills became our Chief Executive Officer, and Alex A. Bucher, our previous Chief Executive Officer, was named President and Chief Operating Officer. In connection with the negotiations relating to the Montierra transaction and his appointment, Mr. Mills began earning an annual salary of $250,000 from G&P, and stopped earning a salary from Montierra. Additionally, on May 15, 2007, the Compensation Committee granted Mr. Mills a total of 85,000 restricted common units under the LTIP, which vest annually in equal increments over a three year vesting period beginning May 15, 2007 and which receive distributions during the time period in which they are unvested. As further incentive, on September 21, 2007, the Holdings Board granted Mr. Mills incentive interests with an aggregate sharing percentage of 2.45% of Holdings distributions, which are subject to vesting requirements as well as meeting payouts, as described above (none of which are in the first tier for which the payout target has already been achieved). For a discussion of the Holdings equity, see above under “Discussion and Analysis of Updates to the Executive Compensation Program for 2007.

“In connection with establishing Mr. Mills’ annual base salary at $250,000 for 2007 and establishing the annual base salaries for the new members of senior management who became our officers upon completion of the Montierra acquisition, the Committee reviewed and adjusted upward the annual salaries of many of our then-existing senior management to provide better parity and alignment of the salaries of all senior

Anne Nguyen Parker
Securities and Exchange Commission
November 5, 2007

management at each level of senior management. The Committee did not seek outside information or data points from other companies or industry studies, but the Committee did reference its collective industry experience and observations to determine the appropriate level of compensation for Mr. Mills and the rest of senior management. In connection with these salary adjustments, Messrs. FitzGerald, Garcia, and Puckett (our named executive officers for 2006 who are current employees) currently earn annual base salaries in the following amounts for 2007:
•	Mr. FitzGerald $200,000

•	Mr. Garcia $200,000

•	Mr. Puckett $175,000.”
Cash Bonuses, page 81
7.	You state that for 2007 the Committee intends to make bonus determinations and award incentive bonuses on a discretionary basis based on a review of the executive’s performance and your overall performance, but that the determinations will not be made based on predetermined performance goals. Identify how the Committee will choose the performance factors that it expects to consider when assessing both an individual’s performance and your overall performance for 2007, the actual factors it expects to use, and the weight it expects to give to each one. Explain the elements of the officers’ performance and functions that the Committee expects will be taken into account in awarding different compensation packages to each officer.

Response:

As discussed in our telephone conferences on October 31, 2007 and November 2, 2007, with the Commission, all bonus awards will be made on a discretionary basis by the Compensation Committee and not based on predetermined performance goals that have been communicated to the executives. The Compensation Committee will draw on its own collective industry experience and observations in determining appropriate levels of bonuses. We have added disclosure on page 81 to add this language. Below is the text from Amendment No. 2 to Form S-1 with our current revisions based on this comment.

“For 2007 the Committee intends to make bonus determinations and award incentive bonuses on a discretionary basis based on a review of the named executive officer’s performance and Eagle Rock’s overall performance. These determinations will not be made based on predetermined performance goals or factors. The Committee will use its collective experience and observations in determining appropriate levels of bonuses for 2007. For 2008 and for subsequent years, the Committee intends to make bonus determinations and award incentive bonuses to named executive officers, as well as all officers, based on a number of internal financial performance factors and goals for Eagle

Anne Nguyen Parker
Securities and Exchange Commission
November 5, 2007

Rock. These measures are in the process of being developed through an iterative effort by the Committee based on input from the Chief Executive Officer and other senior management members.”
Equity
Restricted Units under the LTIP, page 81
8.	State whether any awards of restricted units have been made, or are expected to be made, during 2007 to your named executive officers and directors. If any have been made, or are expected to be made, discuss the manner in which the awards were, or will be, determined. Identify any performance factors that the Committee considered, or expects to consider, in making any awards, how the factors were chosen and the weight given to each one. Explain the elements of the officers’ and directors’ performance and functions that were, or will be, taken into account in making any awards.

Response:

During 2007, the Compensation Committee granted additional awards under the LTIP on a discretionary basis, not based on any formula or performance targets. Awards were given to officers and all employees in a manner designed to bring all employees to similar levels of restricted common unit ownership based on their level of seniority within the organization. We have added disclosure on page 81 setting forth the grants to the named executive officers for 2006 and further explaining that the awards were based on the discretion of the Compensation Committee. Below is the text from Amendment No. 2 to Form S-1 with our current revisions based on this comment.

“The Committee intends to use grants of restricted common units from the LTIP as a primary equity incentive for executive officers. Under the LTIP, the Committee has the right to grant awards of up to 1,000,000 common units in the form of option awards or other types of incentive grants. However, the Committee thus far has determined that it is in the best interest of the publicly-traded limited partnership to make only grants of restricted common units because of the important sense of ownership created by these grants, which the Committee believes will align the executive officers and other recipients more closely with our public unitholders. As of the date of this prospectus, 527,221 restricted common units are outstanding under the LTIP and have been granted to employees, officers, and directors of G&P. Messrs. FitzGerald, Garcia and Puckett (our named executive officers for 2006 who are current employees) received grants of 20,000, 0, and 10,000 restricted common units, respectively, on May 15, 2007, along with grants to all executives which were determined by the Committee to be made to bring all of our executives in line with respect to their equity ownership based on the equity ownership of our officers who became officers upon completion of the Montierra

Anne Nguyen Parker
Securities and Exchange Commission
November 5, 2007

acquisition. These grants have been made under restricted common unit award agreements, which vest annually in equal increments over a three-year vesting period. Under the current form of the award agreement, quarterly distributions from Eagle Rock that are declared and paid on restricted common units under the LTIP are paid directly to the holder of such restricted common units. Prior to May 2007, the previous form of the award agreement provided that quarterly distributions from Eagle Rock, that were declared and paid on restricted common units under the LTIP, were held by Eagle Rock for the benefit of the holder of the restricted common units until the restricted common units vested or for the benefit of Eagle Rock if the restricted common units were forfeited prior to vesting. This method of handling distributions to be received directly by the holders of the restricted common units was changed for all holders of our restricted common units as a result of negotiations by our officers who became officers upon completion of the Montierra acquisition. In general, the restricted common units are forfeited upon termination of the holder’s employment with G&P.”
9.	Explain why the method of payment for quarterly distributions was changed during 2007.

Response:

As noted in the additional disclosure on page 81 and in our response to Comment 8 above, the method of payment for quarterly distributions was changed because our officers who became officer upon completion of the Montierra acquisition negotiated the right to receive these distributions directly. The Compensation Committee determined that all employees should have the same method of payment.
Incentive Interests in Holdings, page 81
10.	Explain how the Committee will use the information it obtains on the equity interests that have been granted to your officers by Holdings in making overall compensation decisions.

Response:

As discussed in our telephone conference on October 31, 2007 with the Commission, the Compensation Committee will receive information upon request from the Holdings Board as to the equity interests in Holdings held by officers of G&P. The Committee will use this information as part of its overall determination of whether a certain officer’s equity ownership and overall compensation is in line with what the Committee believes to be appropriate based on the officer’s level of seniority. We have added disclosure on page 82 to explain that the Committee will use the information as described in the

Anne Nguyen Parker
Securities and Exchange Commission
November 5, 2007

foregoing sentence. Below is the text of from the Amendment No. 2 to Form S-1 with our current revisions based on this comment.

“Although the Committee does not control the ability to issue any equity ownership in Holdings, which is controlled by NGP, and does not know the exact terms or performance targets of Eagle Rock used by the Holdings Board in making its equity grant decisions at the Holdings level for our officers, the Committee from time-to-time may request from NGP, and from Holdings, information regarding equity interests at the Holdings level that have been granted to our officers by the Holdings Board. The Committee will use this information in determining appropriate levels of grants from the LTIP as well as in making overall compensation decisions to ensure that each officer’s equity ownership in the Eagle Rock enterprise as well as his or her overall compensation is in line with what the Committee deems appropriate in its discretion with respect to each officer’s level of seniority within the Eagle Rock organization. Holdings currently owns 2,187,871 common units and 20,691,495 subordinated units as well as the incentive distribution rights owned by our general partner (although certain economic value in these incentive distribution rights has been assigned to Montierra — for a description of the Montierra transaction, see “Certain Relationships and Related Party Transactions — Montierra and Co-Invest Agreement”).”

11.	State whether any of the factors Holdings uses to make awards relate to Eagle Rock performance, and if so the percentage of the award related to Eagle Rock performance.

Response:

As noted in the additional disclosure on page 82 and in our response to Comment 10 above, Eagle Rock does not know the exact terms or performance targets of Eagle Rock used by the Holdings Board to make decisions on equity grants.
Equity Interest in Montierra, page 82
12.	Explain how the Committee will use the information it obtains on the equity interests owned by your executive officers in Montierra in making overall compensation decisions. We note your statement that you considered Mr. Mills’ ownership in Montierra in determining his 2007 salary and additional compensation.

Response:

As discussed in our telephone conference on October 31, 2007 with the Commission and similar to our response in Comment 10, the Compensation Committee will receive information upon request from the Montierra Board as to the equity interests in Montierra

Anne Nguyen Parker
Securities and Exchange Commission
November 5, 2007

held by officers of G&P. The Committee will use this information as part of its overall determination of whether a certain officer’s equity ownership and overall compensation is in line with what the Committee believes to be appropriate based on the officer’s level as an officer. We have added disclosure on page 83 to explain that the Committee will use the information as described in the foregoing sentence. Below is the text from Amendment No. 2 to Form S-1 with our current revisions based on this comment.
“Although the Committee does not control the ability to issue any equity ownership in Montierra, which is controlled by NGP, and does not know the exact terms or performance targets of Eagle Rock used by Montierra’s Board in making its equity grant decisions at the Montierra level for our officers, the Committee from time-to-time may request from NGP, and from Montierra, information regarding equity interests at the Montierra level owned by our officers. The Committee will use this information in determining appropriate levels of grants from the LTIP as well as making overall compensation decisions for these officers to ensure that each officer’s equity ownership in the Eagle Rock enterprise as well as his or her overall compensation is in line with what the Committee deems appropriate in its discretion with respect to each officer’s level of seniority within the Eagle Rock organization. Montierra, which is controlled by NGP but which is partially owned by our Chief Executive Officer, Joseph A. Mills, currently owns 2,849,069 common units as well as the economic interest of certain incentive distribution rights owned by our general partner (“Certain Relationships and Related Party Transactions — Montierra and Co-Invest Agreement”).”
Changes in Named Executive Officers and New Chief Executive Officer, page 82
13.	Please file as an exhibit the separation agreement with Ms. Schnepp.

Response:

We note your comment and have filed the separation agreement as Exhibit 10.16.
Employment Agreements and Severance and Change of Control Arrangements, page 85
14.	State the definition of “cause” in regard to severance payments under Mr. Fitzgerald’s contract.

Response:

We note your comment. The term “cause” is not defined in Mr. FitzGerald’s employment agreement. We have added language on page 86 to the description of Mr.

Anne Nguyen Parker
Securities and Exchange Commission
November 5, 2007

FitzGerald’s severance rights to clarify this point. Below is the text of from the Amendment No. 2 to Form S-1 with our current revisions based on this comment.
“As mentioned previously, at the time of his employment, Richard W. FitzGerald, our Chief Financial Officer, entered into an employment agreement with G&P, which provides for an annual base salary of $200,000. The agreement also entitles Mr. FitzGerald to participate in our compensation and benefit plans, and receive company-provided disability benefits and life insurance and certain other fringe benefits. During 2006, Mr. FitzGerald was granted 10,000 restricted common units under our LTIP. These restricted common units vest annually in equal increments over a three-year vesting period beginning October 24, 2006. Mr. FitzGerald is also eligible to participate in a company-sponsored incentive bonus plan. In addition, the agreement contains a severance provision that provides that if Mr. FitzGerald’s employment is terminated for any reason other than cause, ~~as defined in the agreement~~ he is entitled to a one-time severance payment in the amount of his annual base salary. The term cause is not defined separately in his employment agreement. As part of his employment agreement, Mr. FitzGerald has also made an investment of $50,000 in Eagle Rock Holdings, L.P. and was granted 150,000 incentive interests ~~units~~ in ~~Eagle Rock~~ Holdings, ~~L.P.,~~ which are subject to vesting restrictions. However, the award agreements under the LTIP provide for accelerated vesting upon a change of control of G&P or Eagle Rock ((i) ownership of more than 50% of the voting securities by a person or entity other than an NGP Affiliate, (ii) a sale or liquidation of substantially all of the assets to any other non-affiliated party, or (iii) G&P or an affiliate of NGP ceases to be the general partner) or termination of employment by reason of death or disability of the employee.
2006 Director Compensation, page 86
15.	Provide a narrative description of the fees you pay to your Directors. We note this discussion on page 67 of your Form 10-K. Refer to Item 402(k)(3) of Regulation S-K.

Response:

We note your comment and have added the narrative paragraph from our Form 10-K on page 87. We have reproduced the paragraph below:

“Officers or employees of G&P, or its affiliates who also serve as directors will not receive additional compensation for their service as a director of G&P. Our general partner anticipates that directors who are not officers or employees of G&P, or its affiliates will receive compensation for serving on the board of directors and committee meetings. It is expected that such directors will receive (a) $50,000 per year as an annual retainer fee; (b) $5,000 per year for each committee of the board of directors on which such director serves; (c) 5,000 restricted common units upon becoming a director, vesting in one-third increments over a three-year period; (d) 1,000 restricted common units on each anniversary of becoming a director, vesting in one-third increments over a three-year period; (e) reimbursement for out-of-pocket expenses associated with attending meetings of the board of directors or committees; (f) reimbursement for educational costs relevant to the director’s duties; and (g) director and officer liability insurance coverage. Each

Anne Nguyen Parker
Securities and Exchange Commission
November 5, 2007

director is fully indemnified by us for his actions associated with being a director to the fullest extent permitted under Delaware law.”
Selling Unitholders, page 89
16.	We note your response to our prior comment 8 and reissue it in part. To aid the reader, identify Lehman Bros. Inc. by name as an underwriter on page 89.

Response:

We note your comment and have added Lehman Bros. Inc.’s name on page 90 next to the reference to it being an underwriter. The sentence now reads as follows:

“Further, we inform that the selling unitholder identified as a broker-dealer, Lehman Bros. Inc., is deemed to be an underwriter.”
*********
     Finally, we note the guidance you provide in your letter regarding a request for acceleration and the other matters addressed in the closing paragraphs of your letter, and advise you that we will comply with those requirements at the appropriate time. In the meantime, please do not hesitate to call with any questions or additional comments regarding the amendment to the Form S-1 and this letter. If we can facilitate your review by arranging for the appropriate Company personnel to contact the staff directly, we would be happy to do so. I can be reached at (713) 951-5864.

Very truly yours,
/s/ Thomas R. Lamme

Thomas R. Lamme